June 13, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	NeoVolta Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 3, 2022
File No. 333-264275

Ladies and Gentlemen:

This letter is being submitted on behalf of NeoVolta Inc. (the “Company”) in response to the comment letter, dated June 10, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on June 3, 2022 (the “Registration Statement”).

For your convenience, we have repeated the comment prior to the response in italics.

Amendment No. 3 to Registration Statement on Form S-1 filed June 3, 2022

General

1.	We note the disclosure on page 15 that you have experienced inflationary pressures and rising costs in 2021. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impacts to the company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The referenced disclosure on page 15 of the Registration Statement states that: (i) in 2021 the Company experienced 5% inflation in its cost of goods sold because of currency valuations; and (ii) in 2021 global shipping costs have gone up approximately 70% due to shipping container shortages and delays at both shipping and receiving ports due to COVID and lack of appropriate workforce.

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The Company supplementally advises the Staff that the Company’s business has not been materially affected by recent inflationary pressures. The referenced disclosure in the Registration Statement related to inflationary increases in costs of goods sold has not materially changed since the date of such disclosure. Furthermore, the Company advises the Staff that it does not expect its cost of goods sold to materially increase during the remainder of 2022 as compared to its recently completed quarter ended March 31, 2022.

The Company further advises the Staff that the shipping cost increases disclosed in the Registration Statement for 2021 have not increased since the date of such disclosure, and have slightly declined during 2022.

For the above reasons, the Company respectfully advises the Staff that it believes no additional disclosure in the Registration Statement is required in connection with the recent inflationary pressures referenced in the comment.

2.	We note your disclosure on page 15 regarding delays. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items;
•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that:

(i)       the Company has not suspended the production, purchase, sale or maintenance of any items;

(ii)       the Company has not experienced higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials. As disclosed in the Registration Statement, the Company does source inverters and lithium iron phosphate cells from foreign suppliers, and the prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials. However, the Company does not believe it has experienced higher costs due to Russia’s invasion of Ukraine;

(iii)       the Company has not experienced surges or declines in consumer demand for which it is unable to adequately adjust its supply;

(iv)       the Company has not been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; and

(v)       the Company is not exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension. The Company does not have any suppliers in the affected regions.

The risk factor referenced in the Staff’s comment on page 15 was related to potential delays in the Company being able to source materials such as inverters and lithium iron phosphate cells from suppliers due to COVID restrictions that have adversely effected shipping. Except as disclosed in the risk factor, the Company is not aware of other geopolitical events, including Russia’s invasion of Ukraine, which have caused delays or have affected its supply chain.

3.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: The Company notes the Staff’s comment and advises that the Company has not incurred any cyberattacks and that its business is not dependent on any information systems subject to cyberattacks. As such, the Company respectfully submits that it believes no additional disclosure in the Registration Statement is required by recent events.

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4.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: The Company’s board of directors exercises general risk oversight responsibility. With respect to the risks related to Russia’s invasion of Ukraine, the Company supplementally advises the Staff that:

(i)        the Company has not incurred any cybersecurity adverse events and that its business is not unusually dependent on any information systems subject to cybersecurity issues;

(ii)       the Company is not aware of any customers, suppliers, distributors, installers or other business partners that have been subject to or affected by sanctions related to the war;

(iii)       the Company does not have any employees or consultants in any affected regions;

(iv)       none of the Company’s supply chain, suppliers, or service providers are located in any affected regions; and

(v)       the Company does not believe the ongoing or halted operations or investments in the affected regions are material to the Company as it does not have any operations or investments in the region.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Brent Willson, CEO

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